444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-10

PolyMet Releases Voting Results of Annual Shareholder Meeting

St. Paul, Minn., June 14, 2023 - The board of directors of PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, re-elected Jon Cherry its chairman following the Annual General Meeting of Shareholders held in Vancouver, British Columbia, and re-appointed Al Hodnik lead independent director.

At the Annual General Meeting of Shareholders, which also was held virtually at  www.virtualshareholdermeeting.com/PLM2023, 90.75% of the eligible shares were represented and all motions put forward by the company were passed.

The number of directors of the company was fixed at seven and the following persons were elected as directors of the company to hold office until the next annual general meeting.  The voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
John Burton	168,517,535	99.65	591,810	0.35
Jonathan Cherry	167,088,166	98.80	2,021,179	1.20
Dr. David Dreisinger	165,010,037	97.58	4,099,308	2.42
David J. Fermo	168,676,916	99.74	432,429	0.26
Alan R. Hodnik	162,945,111	96.35	6,164,234	3.65
Stephen Rowland	167,206,897	98.88	1,902,448	1.12
Matthew Rowlinson	168,514,358	99.65	594,987	0.35

Deloitte & Touche LLP was re-appointed as auditors of the company and the board is authorized to fix the remuneration to be paid to the auditors.

Following the meeting, Mr. Cherry gave a presentation on developments of the past year and goals for the future.  Key achievements include:

  Successful completion of the joint venture involving PolyMet and Teck Resources Limited ("Teck") on February 14, 2023. Under the joint venture, named NewRange Copper Nickel LLC, the NorthMet and Mesaba deposits containing high-demand copper, nickel, cobalt and platinum group metals (PGM) are under single management with PolyMet and Teck each holding a 50% interest. The partners pledged $170 million toward a NewRange work program; and

  Successful completion of a rights offering of our common shares in early April, raising approximately $195 million in gross proceeds, which funded PolyMet's share of the above mentioned NewRange $170 million work program, repaid all of PolyMet's convertible debt owed to Glencore AG ("Glencore") and costs related to the rights offering. The rights offering was fully backstopped by Glencore, which now holds approximately 82% of Polymet shares.

On June 6, 2023, the U.S. Army of Corps of Engineers (the "Corps") revoked the Clean Water Act section 404 permit for the NorthMet Project (the "Project"), concluding that it could not ensure the Project would meet water quality standards within the boundaries of the Fond du Lac Band of the Lake Superior Chippewa reservation located more than 110 miles downstream of the Project. The decision does not align with the decision made by the Corps in March 2019 when it originally issued the permit, which was based on thorough baseline assessment and scientific analysis.  In fact, the science clearly shows that, through a combination of remediation and water treatment, the Project will substantially reduce mercury and sulfate from the watershed.  This is because it will clean up the legacy iron ore processing site being repurposed for the Project.  Furthermore, the State of Minnesota also concluded after a decade of environmental review and permitting that the Project does not affect water quality before reaching the reservation.

This is not the first challenge the Project has had to overcome.  Be assured that PolyMet and the NewRange team are committed to working through the process to complete this important project.  The team is weighing its options and will take an appropriate pathway that leads to reissuance of the permit in the most sensible timeframe.  You can expect to hear more about this in the coming weeks.

"NewRange remains a premier opportunity for an environmentally conscious, domestic source of critical mineral production," said Jon Cherry, chairman, president and CEO.  "We remain committed to supporting its development, linking the expertise, experience and financial resources of PolyMet, Teck and Glencore, bringing the best that these companies have to offer to develop Minnesota's rich mineral resources."

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About PolyMet

PolyMet Mining Corp. is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources Limited. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture, the future reduction of mercury and sulfate from the watershed, the company's expectations with respect to the future development of NorthMet and Mesaba and the future decisions the company will take regarding the Corps decision. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the work program. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.